THOMSON REUTERS STREETEVENTS	Filing pursuant to Rule 425 under the Securities Act of 1933, as amended Filer: Tele2 AB Subject Company: Com Hem Holding AB Commission File No.: 000-30918
EDITED TRANSCRIPT
TEL2 B.ST - Q1 2018 Tele2 AB Earnings Call

EVENT DATE/TIME: APRIL 23, 2018 / 8:00AM GMT

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APRIL 23, 2018 / 8:00AM, TEL2 B.ST - Q1 2018 Tele2 AB Earnings Call

CORPORATE PARTICIPANTS

Allison Kirkby Tele2 AB (publ) - President & Group CEO

Erik Strandin Pers Tele2 AB (publ) - Head of IR

Lars Nordmark Tele2 AB (publ) - Executive VP & Group CFO

CONFERENCE CALL PARTICIPANTS

Andrew J. Lee Goldman Sachs Group Inc., Research Division - Equity Analyst

Irina Idrissova RBC Capital Markets, LLC, Research Division - Assistant VP

Johanna Ahlqvist SEB, Research Division - Analyst

Lena Osterberg Carnegie Investment Bank AB, Research Division - Head of Research of Sweden, Head of Technology Hardware & Equipment and Financial Analyst

Nick Lyall Societe Generale Cross Asset Research - Equity Analyst

Peter-Kurt Nielsen ABG Sundal Collier Holding ASA, Research Division - Lead Analyst

Stefan Gauffin DNB Markets, Research Division - Analyst

Sunil Praful Patel BofA Merrill Lynch, Research Division - VP

Terence Mun-Sion Tsui Morgan Stanley, Research Division - VP

Thomas Heath Danske Bank Markets Equity Research - Analyst

Ulrich Rathe Jefferies LLC, Research Division - Senior European Telecommunications Analyst

Usman Ghazi Berenberg, Research Division - Analyst of Telecom

PRESENTATION

Operator

Good day, and welcome to the Tele2 Q1 Interim Report 2018 Conference Call. Today’s conference is being recorded. At this time, I would like to turn the conference over to Erik Strandin Pers, Head of Investor Relations. Please go ahead, sir.

Erik Strandin Pers - Tele2 AB (publ) - Head of IR

Thank you, and welcome, everyone to the call. As usual, you will find the slide presentation on our website. I have here with me, Allison Kirkby, our CEO; and Lars Nordmark, our CFO. And I start by handing the word over to Allison. Please go ahead.

Allison Kirkby - Tele2 AB (publ) - President & Group CEO

Okay, good morning, everyone from a very sunny Stockholm, and welcome to our first quarter results in what would be a year of major transformation for Tele2.

So looking at the numbers, liberating a more connected life remains our ultimate priority, and we saw this drive another quarter of solid growth. Net sales amounted to SEK 6.2 billion, up 5% on a like-for-like basis, driven by strong data monetization, particularly in our international markets and higher equipment sales. Adjusting for the 2 noncash one-offs, we saw mobile end-user service revenue also grow 5% with excellent growth in the Baltics and also in our investment market. On the same basis, EBITDA was up by 9%, mainly driven by the top line growth, which flow through to a 26% increase in rolling 12-month operating cash flow. And as you know by now, having agreed to combine our Dutch operations with T-Mobile in Q4 last year, Netherlands is now reported as discontinued and excluded from our reported numbers, but very much you can see the detail in the report itself.

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APRIL 23, 2018 / 8:00AM, TEL2 B.ST - Q1 2018 Tele2 AB Earnings Call

Before getting into each market, I believe it’s worth highlighting some key successes during the quarter. Starting with our Baltic Sea Challenger market, Sweden, as expected, showed positive underlying trends despite the Roam Like At Home headwinds and vibrant competition. In the Baltics, we continued to deliver strong revenue and EBITDA growth with both up by 8% in local currency. As a result, our Baltic Sea Challenger businesses collectively achieved a 9% increase in OCF on a rolling 12-month basis, amounting to SEK 4.5 billion as our mobility for our strategy continues to serve us well with outstanding cash conversion. In our investment market, we have excellent momentum, thanks to 4G rollout, improving network quality perfection, fearless commercial offerings and our customers’ insatiable thirst for data. Kazakhstan delivered another excellent quarter with mobile end-user service revenue up 21% in local currency on the back of growing ASPU and a growing customer base. As a consequence, a second repayment of the shareholder loan was received during the quarter. And Croatia, our other investment market, also delivered an excellent mobile end-user service revenue growth of 11%. Our winning cost structure also improved in the quarter from a number of cost and synergy initiatives. In Sweden, the TDC synergies reached their target run rate level well ahead of plan and in the quarter, we announced outsourcing of IT services to Cognizant and Hexaware, allowing us to access the right competence and skills as a support to our digital transformation strategy and further IT operating cost reduction in the future.

And top line momentum and increasing scale in our CapEx business filtered through to a 30% EBITDA margin allowing us to reach our midterm ambition 1 year early. The first quarter this year also marks the beginning of a year of major transformation for our group and preparations for the 2 transactions in Sweden and Netherlands are well underway. The regulatory approval processes are on track, and we are in the prenotification phase with constructive dialogues with the European commission and looking forward to filing the formal merger notifications during this -- the second quarter. Looking forward for the merger with Com Hem, we will be combining 2 highly cash generative businesses with clear synergies to create a leading connectivity provider in the Baltic Sea region. And as a reflection of this, we are today announcing our updated and more specific financial leverage target and shareholder remuneration framework for the combined company, which I’ll get into in a bit more detail later.

So let’s get into the markets in more detail and first, our Baltic Sea Challengers. The Swedish market saw increased competition in the consumer price fighter segment, in particular, with new price plans launched by several brands in the quarter. The main brand segment was, however, less eventful. As we said in our release this morning, affecting the Swedish numbers is a noncash adjustment of SEK 46 million, which has been made to both mobile end-user service revenue and impacted EBITDA. Underlying, however, after adjusting for Roam Like at Home and the one-off mobile end-user service revenue was up 1% and EBITDA contribution was up 3% driven by solid progress in the consumer segment and excellent network economics, with mobile network costs flat year-on-year despite data calls of nearly 50%. At 26% the EBITDA margin in the quarter was slightly lower than Q1 last year due to higher equipment sales particularly in the B2B segment. However, our rolling 12-month cash conversion continues to be outstanding and sustained above the 80% level. Despite strong competition, consumer mobile end-user service revenue showed an underlying solid trend up 3%, driven by continued strong growth in Comviq postpaid as we continue to successfully migrate away from prepaid. Yes, intense competition continued in the price fighter segment, but both Tele2 and Comviq ASPUs increased as we continued to encourage our customers to take larger data buckets and liberate their ability to connect wherever and whenever they want to. These customer-focused strategic choices and a number of new commercial propositions continue to improve our customer satisfaction with Comviq Net Promoter Scores reaching an all-time record high. As expected, the B2B market continued to also be price competitive, affecting both fixed and mobile service revenues. However, net sales were only slightly down this quarter as higher equipment sales almost fully offset the declines in service revenue. And after adjusting for the noncash receivable write-down, service revenues were down 5%, an improvement versus prior quarters due to the sales momentum we have seen since combining the sales teams and the product offering of both Tele2 and TDC. We also have yet another quarter of successfully winning new contracts including, ICA SCB, the Swedish Tax Agency and Siemens as well as extended contracts with Visma, SG and PostNord. Looking forward, we now expect the improved B2B trends to continue despite this pricing pressure. However, the solid performance in customer retention and acquisition in recent months and the annualization of Roam Like at Home will offset this pressure during the second half of the year and we’re on track to return to positive growth rates in the second half.

Moving to the Baltics, commercialization and monetization of our 40 investments continue to drive excellent top and bottom line development. Mobile end-user service revenue growth was up 8% in local currency, driven by quite excellent growth in Lithuania and Latvia by 11% and 14%, respectively. This was partly offset by a decline in Estonia where we did suffer from aggressive competition and loss of revenue from a third-party service provider. However, in both Lithuania and Latvia, we saw stable EBITDA margins of 33% and 35%, respectively, filtering through to a rolling 12-month operating cash flow up 14%. In the quarter, we saw again, a strong ASPU development of 7% as the transition from prepared to postpaid subscriptions continue and customers trade up to larger data buckets. As in previous quarters, smartphone penetration continues to increase, which supports uptake of larger data bundles. And momentum was also lifted by great progress in the B2B segment across the region.

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APRIL 23, 2018 / 8:00AM, TEL2 B.ST - Q1 2018 Tele2 AB Earnings Call

Our Baltic team are always fearless and creative when it comes to advertising and we saw some great new campaigns including the flying house campaign, which is taking Tele2 into the home with high-speed mobile broadband. And as for customer satisfaction, it continues to grow, and we saw NPS reach record levels in Lithuania.

Now moving east to our investment markets. In Kazakhstan, mobile end-user service revenue was up 21% in local currency, driven by strong customer growth and increasingly large data buckets. EBITDA almost doubled in local currency and we have now reached our 30% percent margin ambition 1 year ahead of plan, thanks to the benefits from higher ASPUs, increased scale and integration synergies. As a result of this excellent momentum, Tele2 Kazakhstan cash generation continues to improve as a second repayment to Tele2 Group of KZT 5 billion or approximately SEK 125 million was made in the quarter against the shareholder loan. Accumulative repayments up until March are approximately SEK 200 million and the outstanding balance is now SEK 2.9 billion.

Looking at the Kazakh results in just a bit more detail, our customer base grew by 6% year-on-year and ASPU was up by 13% driven by our 4G advantage, improved network quality perception, our dual-brand strategy with new price plans on both brands and a speed-differentiated unlimited mobile broadband price plan on our premium brand Altel. As more and more Kazakh citizens discover the benefits of the connected life through our market-leading 4G coverage and our great value-for-money propositions, we are thrilled to see Net Promoter Scores improving and paving the way for further growth.

Now let me hand over to Lars, who can take you through some of the financials in a bit more detail.

Lars Nordmark - Tele2 AB (publ) - Executive VP & Group CFO

Thank you, Allison. I’ll start by making a few comments on the P&L this quarter. We had a 5% growth in net sales, driven, of course, by mobile end-user service revenue, but also by strong equipment sales, more than offsetting the decline in fixed revenue. We did not have any net impact from FX on group net sales, as a stronger euro and Croatian kuna offset the weaker Kazakh tenge. At the EBITDA level, the largest driver was the high EBITDA in Kazakhstan with Croatia and Baltics also contributing significantly. This was driven mainly by rising mobile end-user service revenue in these markets and more than offset the slightly declining contribution from fixed services, the Roam Like At Home effect and the write-down in Sweden.

Moving further down, P&L, we have some items affecting comparability below EBITDA. These are mainly related to the Com Hem merger this quarter, but still lower than in Q1 of last year as the Challenger program and large part of the TDC integration is behind us. On the line other financial items, we reported changes to the valuation of the earn-out obligation for Kazakhstan every quarter. In Q1, the value has increased again to around SEK 500 million due to the good performance of our Kazakh business. This resulted in a SEK 72 million noncash cost in our P&L as the value of our liability increased.

If we then move onto the next slide, you can see the changes in the cash flow as compared to the same quarter last year. The cash flow statement is on a total operations basis. Here, let me just make a few short comments. The reason for the change in financial items paid was mainly related to an FX effect last year. Changes in working capital are often negative in the first quarter. Among other things, we paid spectrum fees in Croatia in Q1. When it comes to CapEx, the main difference versus the balance sheet CapEx, is of course that the cash flow statement is on a total-operational basis, so the Dutch CapEx is included here. And at the bottom of the chart we split the cash flow in the continuing business part and the discontinued part. As you can see, the overall cash flow for our continued operations is reasonably stable compared to last year

Moving on to Slide 16, which is a familiar picture by now, shows our operating cash flow, defined as EBITDA less CapEx on a rolling 12-month basis. Our Baltic Sea Challenger businesses and our smaller business units continue to generate a solid cash flow of well over SEK 4 billion. The remaining investment markets Kazakhstan and Croatia are now meaningfully producing operating cash flow with the contribution of over SEK 350 million over the past 12 months. So together we are now with an operating cash flow contribution in continuing operation of SEK 4.6 billion, while the Netherlands continues to be cash flow negative, albeit, less so than 12 months ago.

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Moving on to the balance sheet on Slide 17, our balance sheet is solid with an economic net debt-to-EBITDA of 1.5. The proposed dividend of SEK 4 per share is expected to be paid in May, amounting to total of SEK 2 billion. Looking at the right-hand side of the page, over the past 12 months, we have generated cash flow of SEK 2.4 billion in addition to a cash contribution from the M&A, which is mainly related to the sale of Tele2 Austria. Against this, we paid dividend of SEK 2.6 billion in May ‘17, still leaving us with a stronger balance sheet than 12 months ago.

Let’s turn to the next page where we touch on our financial guidance. We reiterate our guidance for the full year, mid-single digit mobile end-user service revenue growth and EBITDA of SEK 6.5 billion to SEK 6.8 billion and a CapEx envelope of SEK 2.1 billion to SEK 2.4 billion. And on the last item, our CapEx was low in the first quarter, but we do expect it to pick up in the coming quarters. And with that, I like to hand back to Allyson for an update on the merger as well as conclusions.

Allison Kirkby - Tele2 AB (publ) - President & Group CEO

Yes. Thanks, Lars. So before we roundup, let me just talk briefly about the upcoming merger with Com Hem and the new financial framework that we issued this morning. First of all, the merger process is going according to plan. We are preparing the filings of both the European and U.S. prospectuses as well as being an active dialogue with European Commission during this prenotification phase ahead of regulatory filing, which will be in this quarter -- the second quarter. The integration planning process is also going according to plan with great collaboration in the various work streams and we’re, therefore, confident that we’ll hit the ground running on day 1 of the enlarged Tele2, which is still expected to be during the second half of this year.

Moving on to the updated shareholder remuneration framework. If you recall in January, we announced a preliminary framework. Since then, we have done further analysis and we have engaged with both company shareholders. As a result, this morning we announced the decision by the Tele2 Board of Directors in agreement with the Com Hem Board of Directors to update the financial leverage target and shareholder remuneration framework for the combined company as summarized here on Page 20. First of all, our target leverage will be raised to 2.5 to 3x, reflecting the robustness of the cash generation of the combined company. We will also seek to maintain investment-grade credit metrics at this level. These targets will be the guiding principle for distribution of capital to shareholders through multiple components. First, we will distribute an ordinary dividend of at least 80% of equity free cash flow. And then secondly, we will distribute extraordinary dividends and/or share repurchases based on any remaining available equity free cash flow, proceeds from asset sales and releveraging of the growth in underlying EBITDA which we expect as a result of the combination of these 2 assets, particularly as they realize their synergy plans. With this policy, we now expect that the combine company will distribute in excess of 100% of equity free cash flow to shareholders through a combination of dividends and share repurchases. And that the prospects for return to shareholders for every invested krona of the combined company under this policy are stronger than what could be expected for holders of either Tele2 or Com Hem on a stand-alone basis.

So to conclude, let me end with our forward-looking priorities to ensure we can continue to deliver sustainable and growing shareholder value alongside the transformation agenda. First and foremost, it all starts with our purpose to fearlessly liberate people to live a more connected life, enabled by the 4 key strategic pillars that you see at the bottom of this slide. By continuing to leverage these strategic pillars, we will return Sweden to growth despite headwinds in B2B and Roam like at Home in the second half of this year. We will continue to fuel industry-leading momentum in the Baltics and Kazakhstan and will prepare to close both mergers in Netherlands and in Sweden, also in the second half.

As a result, we will continue to deliver sustainable and growing shareholder value while not losing focus on driving excellence and financial discipline and operational execution in order that our top line momentum continues to flow down to bottom line momentum and improved cash generation. These priorities, the transformation agenda ahead and the new financial framework excite me about the potential of Tele2 for both customers and shareholders alike in the coming months and years. So just to say I am very proud that despite the transformation agenda, which is at full speed, the whole Tele2 team continues to deliver quarter after quarter of solid progress and I want to say a huge thank you to all of them. But now, we’re ready to take your questions.

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APRIL 23, 2018 / 8:00AM, TEL2 B.ST - Q1 2018 Tele2 AB Earnings Call

QUESTIONS AND ANSWERS

Operator

We’ve got the question from Terence Tsui from Morgan Stanley.

Terence Mun-Sion Tsui - Morgan Stanley, Research Division - VP

I’ve got a couple of questions please. So firstly, just looking at the leverage target at the enlarged Tele2 and Com Hem in the new financial framework. If I just look at the 2 stand-alone companies EBITDA, is it as simple as adding Com Hem’s EBITDA to Tele2’s EBITDA? Or I think there are some accounting differences in accounting policy and maybe around capitalized sales commissions? So if you could share any details on that, that would be quite interesting. And then secondly Sweden, so you mentioned Roam Like At Home a few times, will your expectations for usage this summer? And then also on Sweden, just -- there’s been a lot of focus at the level of competition, I just wondered at the high end, whether you’ve seen any responses from the market following your Unlimited Together proposition?

Allison Kirkby - Tele2 AB (publ) - President & Group CEO

Thank you, Terence. I’ll pass over to Lars for the accounting piece of your question. But in terms of the leverage target, obviously it’s not as simple as just adding our key EBITDAs together, because we’ll also be adding synergies on top. So don’t forget the synergies when you do that addition. Lars, any comment on the financial...

Lars Nordmark - Tele2 AB (publ) - Executive VP & Group CFO

Yes, on the -- so we do treat the capitalization slightly differently, so it’s about a SEK 200 million impact on the Com Hem EBITDA, if they would not capitalize those.

Allison Kirkby - Tele2 AB (publ) - President & Group CEO

Okay. And then on your other questions, Rome Like at Home, so certainly in the first quarter, it was very much in line with our expectations. We set a hit this year would be SEK 100 million to SEK 150 million for the whole year, it was about an SEK 80 million impact in the quarter, SEK 51 million of that in Sweden. I expect usage to increase this summer as we saw last summer. Consumers are increasingly enjoying the freedom to roam domestically, thanks to unlimited; and to roam internationally, thanks to the freedom of Roam Like at Home. But you know as we see roaming increase in Europe, we’re also seen roaming increase with the European footprint and there is no restrictions on the pricing of that roaming. So let’s see what happens in the summer, where we expect continued growth. In terms of competition in Sweden, yes, there’s been a lot of commentary on the price fighter segment, Comviq remains very strong within that and we launched some new propositions in the quarter. We don’t feel we need to match the competition at every level. We have the stronger brand in that segment, we have the stronger network coverage in that segment, we’ve got the strongest distribution as well. But in the main branch segment, no, it’s been a fairly neutral quarter for the main brands. No reaction to Unlimited Together yet. We’re only really starting to market that now and let’s see. But remember, it’s -- that is the average ASPUs in the market, the unlimited proposition is still well ahead of that. if you think Unlimited is SEK 500, our average ASPUs are still today only around SEK 200. So this Unlimited Together offer is a fantastic opportunity to continue to drive ARPUs up in the market and our unique network economics really helps those supply that extra data demand at very minimal incremental cost.

Terence Mun-Sion Tsui - Morgan Stanley, Research Division - VP

If I could just ask a real quick follow-up on the dividend distribution. Do you think the dividend payout will be -- on day 1, will be based on the full run rate of the synergies? Or will that -- the dividend payout be based on as the run rate of synergies are realized?

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APRIL 23, 2018 / 8:00AM, TEL2 B.ST - Q1 2018 Tele2 AB Earnings Call

Allison Kirkby - Tele2 AB (publ) - President & Group CEO

It will be based on the equity free cash flow of the company at that point in time. And obviously, the new Board of Directors will be able to get some more clarification around that when it’s formed later in the year. But it’s very, very much linked to underlying equity free cash flow that is the ordinary dividend objective. Terence, just to be clear, we have got the integration teams up and running already now so that we can already start to realize benefit from the synergies on day 1.

Lars Nordmark - Tele2 AB (publ) - Executive VP & Group CFO

I just wanted to add, Terence, that the target range for leverage is just the guiding principle. So depending on where we are on that, so then that will decide how much shift on the cash distribution there can be.

Operator

We will now take over next question from Johanna Ahlqvist of SEB.

Johanna Ahlqvist - SEB, Research Division - Analyst

A few questions from my side, if possible. First of all, you touched upon the, sort of, the increased competition in the Swedish market and how -- I guess, you haven’t seen, sort of, impact yet, but I’m more referring to how April sort of has started on the B2B -- B2C side, if you see some impact from the increased competition? And then secondly, related to the Dutch joint venture, I was wondering if you do expect any remedies related to this? And also, I know there’s a slightly weaker intake in increased competition in the Dutch market, so when do you foresee that, that Dutch mobile will be free cash flow breakeven, any change to that? I think I’ll stop there.

Allison Kirkby - Tele2 AB (publ) - President & Group CEO

Thanks Johanna. Yes, you’re right. The new price plans came into play towards the end of the quarter in Sweden. So it might be a bit too early to draw any definite conclusions from it. We’ve, however, launched a full range of new pricing for Comviq, and as I’ve said to Terence, Comviq remains a very strong brand with great network quality, great brand perfection and very strong distribution, which means that for Comviq, we don’t need to lead price discounting in the market to stay very strong. And our Unlimited Together proposition is just really starting to be marketed now as well. So too early to say, but we’ve got strong positions in both the price fighter segment and the value end of the market. And we’ve got new news coming to the market all the time.

In terms of the Dutch JV, obviously, we’re in the regulatory process. And so it would be inappropriate for me to comment on anything related to remedies or anything. You are right that the intake was slightly weaker in the quarter. The Dutch market has been and is a tough market. It has become a bit stiffer in this recent quarter due to the FMC bundles, very much driven by the Dutch duopoly and escalating pressure from the MVNOs. So that obviously, makes the quarter a bit tougher than the prior quarters. But we’re still -- we’re still growing mobile end-user service revenue on a like-for-like basis.

In terms of looking forward and going to free cash flow breakeven, because we’re in a regulatory process, again, I’m very limited to talk about future guidance in that market. We’re very much focused on getting the deal closed at the moment. We’re in good dialogue with the EU and with T-Mobile. But just to be clear, that in whatever scenario, we wouldn’t expect continued cash losses in the Dutch business anyway.

Operator

We will now take our next question from Thomas Heath of Danske Bank.

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APRIL 23, 2018 / 8:00AM, TEL2 B.ST - Q1 2018 Tele2 AB Earnings Call

Thomas Heath - Danske Bank Markets Equity Research - Analyst

I think you answered my question on the Netherlands in the last response.

Operator

(Operator Instructions) Our next question comes from Ulrich Rathe of Jefferies.

Ulrich Rathe - Jefferies LLC, Research Division - Senior European Telecommunications Analyst

I have 3 questions, if I may. The first one is following up on the discussion of Swedish mobile prices in particular in sort of this Hallon-Vimla type competition. How do you interpret this in terms of motivations? Why do you think this has, sort of, kicked off now? Is this an attempt to flesh out consolidation? Is it just the usual back and forth? Is it sort of to just address market share issues? Or how would you interpret this?

And the second question is related to this. I think you’ve been asked whether you’re seeing any effect in April. I’m wondering how you would sort of see this looking forward. How likely do you think it is that these price issues, sort of, affect the main brands? Then I’d like to ask about the financial framework. What’s the motive to change this? I understand the initial outlook was indicative and now sort of you are nailing it down. I was just wondering whether you can talk a bit about the motive of sort of raising, particularly the leverage range?

And my last question would be on the quarter, it’s a bit of nitty-gritty one, but I noticed that the other operations in mobile had a quite high EBITDA, it was up SEK 30 million year-on-year, what’s going on there? What’s driving the SEK 30 million higher EBITDA on a year-on-year basis in other?

Allison Kirkby - Tele2 AB (publ) - President & Group CEO

Ulrich, my goodness, you’ve given us a lot of questions this quarter, but I’m taking them from the top. Swedish mobile, how do I interpret it? Listen, this segment has been a very competitive for quite some time. Hallon and Vimla have always been trying to fight -- to win new customers, but we remain very strong. Do I see it as I’m trying to flesh out consolidation or competition? Not really. It’s just they are latest campaigns, probably partly driven by the strong campaign that we put into the market last year when we doubled the data on Comviq as we really pushed to liberate more connectivity to our customers. So I think it’s just yet another push and we are happy so far how our brands are defending themselves against that.

How likely do we see any effects in the main brands? What -- In fact, the main brands are staying strong. The main brands, we haven’t seen any major push yet. Obviously, we are now focused on how do we offer more for more on the Tele2 brand. We’re doing that this quarter with the Unlimited Together campaign, and as we look forward into the future with Com Hem, we’ll be looking at the range of additional services that we can offer to get that more-for-more concept that allows us to differentiate the main brand and the main brand segment away from the price fighter segment that is very much focused on mobile only.

In terms of the motive for the financial framework, it was very much a preliminary framework that we announced in January. We always had the intention to make it more specific, and we wanted to do that after we had the chance to engage with not just our shareholders, but also the shareholders of Com Hem post the announcement. So the analyses were done that proved that we are going to be a highly cash generative asset with attractive synergies, we can only enhance that going forward. We will increasingly be a Baltic Sea Challenger that is more robust with a more diversified set of cash flows. And we, therefore, know that we can maintain investment grade credit rating at a leverage of 2.5 to 3, which then determines the financial framework for the shareholder remuneration policy going forward. And there’s been good dialogue between our Board of Directors and the Com Hem’s Board of Directors to agree on this as well. And finally, on other operations, Lars, do you want to pick up on that?

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APRIL 23, 2018 / 8:00AM, TEL2 B.ST - Q1 2018 Tele2 AB Earnings Call

Lars Nordmark - Tele2 AB (publ) - Executive VP & Group CFO

Yes. On the other operations, on the EBITDA, Olrich, there’s obviously 2 components there. The one is the IoT business, which is growing nicely from a top line perspective. We also have some one-off recognitions coming in from a regulator perspective that helped the EBITDA. We are still estimating this business to be at about SEK 100 million EBITDA negative for the year, so we’re not walking away from that. And then the other line item there is very much related to our group HQ in the Shared Operations. And they will be around SEK 60 million to SEK 70 million, I would say, and they’ll also fluctuate somewhat from quarter-to-quarter depending on when we charge things out to the countries.

Operator

We’ll now move to our next question from Lena Osterberg of Carnegie.

Lena Osterberg - Carnegie Investment Bank AB, Research Division - Head of Research of Sweden, Head of Technology Hardware & Equipment and Financial Analyst

I’ll ask on Kazakhstan then, because I think that’s the only thing we haven’t touched upon. No, I think that you already reached your target on reaching a 30% margin, which is, say, 1 year ahead of target. So I was wondering where do you think that the margin can go from here? Also, I was wondering if you could potentially comment on Telia’s disposal of Kcell. There’s been some press reports that your partner Kazakhtelecom is one of the interested bidders. I was just wondering how would that go? Would that trigger you’re put and call options early if that is a successful bid by then for Telia’s asset? And then maybe, finally, also on Swedish mobile business, you’ve had for quite some time now very little CapEx-to-sales ratio. So that’s, of course, because you’re building together with Telenor, but I was wondering, do you see any need sort of in a step-up in that CapEx to sales in the next 2 to 3 years?

Allison Kirkby - Tele2 AB (publ) - President & Group CEO

Lena, so on Kazakhstan, yes, delighted that we’ve hit our 30% EBITDA margin target and rest assured we will not stop at that. We are -- we will aim to go higher. We have businesses today that consistently threw off 35% in the Baltics. And we will continue to develop that business for as long as we are running it. So expect it to go higher, but I’m not going to give you a number.

On Telia’s disposal, lots of rumors in the market. Kazakhstan seems to be a rumor-mongering market. I can’t comment on the accuracy of those rumors around Telia’s disposal. But as you would expect, our shareholder agreement has customary non-compete clauses in it and, obviously, we would stick to the terms of that contract should those rumors come into fruition.

And then finally on Swedish mobile, yes, we had low CapEx-to-sales ratio for quite some time, and the network is performing brilliantly considering that we see data growth almost -- increased by almost 50% in the last year. Any need to step up, I -- we’re preparing for 5G, but really 5G, as you have seen in recent reports from some of the vendors, is going to be much more of an evolution from 4G rather than a revolution of 4G. There is no consumer-use cases out there at the moment that says that there will be any immediate need for massive small cell deployment, which was -- got some rumors were. So I think over the next couple of years, you will just see us continue to invest in capacity upgrades, invest in upgrading our network for 5G readiness, but it will be more evolutionary than revolutionary. At the same time, we will be moving towards the end of meeting the 3G network, and that’s something that we’re actively looking at the moment as well as we aim to focus on 2G and 4G for the long-term and aim to have not just the most efficient network, but also reduced the need for the amount of energy that we have in our networks as well. So no immediate step up required in the next couple of years.

Operator

We will now move to our next question from Stefan Gauffin of DNB Bank.

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APRIL 23, 2018 / 8:00AM, TEL2 B.ST - Q1 2018 Tele2 AB Earnings Call

Stefan Gauffin - DNB Markets, Research Division - Analyst

Yes, couple of questions. First of all very strong numbers in the Baltics, but there seems to be increased price competition in Estonia. Just wonder has this been ongoing throughout the quarter? Or when did this start? And also if you could say what kind of measures you’re taking in Estonia?

Then secondly on Kazakhstan, there’s a slowdown in some subscriber intake. Is this intentionally? Or is this due to competition? And then finally, you mentioned that your integration team is already up and running relating to the Tele2 Com Hem’s merger, can you say anything about your view on the expected synergies?

Allison Kirkby - Tele2 AB (publ) - President & Group CEO

Okay. Thanks, Stefan. Yes, very strong results in the Baltics. No, the increased pressure in Estonia has been there for quite some time. What you see is telemarketing and very aggressive selling has been going on for quite a period, and it kind of ebbs and flows, and it was quite high in the quarter, but it worked throughout the quarter. And what you’re also seeing is that we are starting to lose the service revenue that we had when we were selling -- we were providing Starman with a mobile broadband product, obviously, Elisa bought Starman last year and we are gradually losing those customers as a result of that. We are taking a number of measures. We have a new CEO arrived on April 1, and he is using that as an opportunity to do a full strategic review over Estonian business, not just our pricing, but also competitive practices in the market. He’s looking at marketing and discounting, and we’re actually going there for strategic review in the next few weeks to see what his plans are. But no, we won’t expect these trends for much longer. And the team are actively looking to reverse the trends.

Kazakhstan, yes, a slowdown in intake, but we’re really focused in revenue growth in Kazakhstan and not going after short-term intake targets. But we have a fabulous running Kazakhstan. We are seeing the #2 in the market, the more competitive again, particularly as their 4G coverage start to be further rolled out. But our Net Promoter Score is very high, our brand quality perception is very high and we’re very happy with the EBITDA and the revenue generation that we’re getting despite a slightly slow intake in the quarter. And then on the integration team, yes. The great thing we’re seeing is culturally these 2 organizations are very similar. And that’s why we believe these companies would work so well together when we brought Tele2 and Com Hem and when we announced the deal earlier this year. Yet we have work teams on every key area of cost and revenue synergies. It’s early days. They have obviously been targeted with a number of that is higher than what we’ve announced externally. And both Anders and I are very happy with the progress so far. But, obviously, too early to talk about a specific new number.

Operator

We will now take our next question from Usman Ghazi of Berenberg.

Usman Ghazi - Berenberg, Research Division - Analyst of Telecom

I’ve got 3, please. Firstly just on the network costs, could you perhaps give a bit more detail on how that’s being managed to be kept flat despite the data growth? Is it just lower spending to vendors or is there something more structural going on there? My next question was on Kazakhstan. So is -- has your view about the put option kind of changed given the margin dynamics that you’re seeing, and obviously, the revenue growth continues to stay quite healthy, so that -- would -- is there anything that would change your mind on an exit out of this market? And then the third question was just on the Baltics, again. I mean, the operational gearing this quarter was weak, I mean, in Q4 we saw 200 basis points improvement in margin on broadly the same amount of service revenue growth. So if you could just comment on that, that will be helpful.

Allison Kirkby - Tele2 AB (publ) - President & Group CEO

Okay. On the network costs, no, it’s not lower spending. It’s actually structural. We started to codify and virtualize our network in readiness of 5G, but also part of our Challenger program a couple of years ago. And we’re starting to see the benefits of that because we’re able to run the network increasingly with software where previously it was hardware that was required. So yes, a structural move in anticipation of the future is one of the reasons for us managing the network so well. We’ve also got one of the best spectrum portfolio in the Sweden. And when you’ve got increasing demand for data, having a great spectrum portfolio is critical. On Kazakhstan, no, in our view the put option has not changed. We are in active dialogue with Kazakhtelecom about what happens in March 2019. Obviously, we are very happy with the dynamics that we’re seeing in the business and how that will help us realize great return for our shareholders as and when we start the put option.

And on the Baltics, Lars, do you want to take that?

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APRIL 23, 2018 / 8:00AM, TEL2 B.ST - Q1 2018 Tele2 AB Earnings Call

Lars Nordmark - Tele2 AB (publ) - Executive VP & Group CFO

And on the Baltics margins, I mean it’s very stable in Lithuania in last year, but reducing in Estonia because of quite intensive competitive pressure on telemarketing and also win-back campaigns, the margin went down in Estonia. And as Allison alluded to earlier, I mean, we got ongoing measures being implemented, which we would expect to take effect in the second half of the year.

Usman Ghazi - Berenberg, Research Division - Analyst of Telecom

Okay. If that was -- perhaps, also a follow-up, in Sweden, I mean the -- how much of the spectrum that you have is actually being utilized? I mean, you have a lot -- do you have a lot of spare capacity on that or...?

Allison Kirkby - Tele2 AB (publ) - President & Group CEO

We still have capacity. Absolutely at this point in time, but we’re always looking ahead as well. So I can’t comment on the specific number. I think, I need [Joachim Horn], my wonderful Chief Network Officer or Chief Technology Officer, sitting alongside me, but no, we are in a great position, our networks are very strong in Sweden and proving to be very strong that despite increased data demand.

Operator

We will now move to our next question from Nick Lyall of Societe Generale.

Nick Lyall - Societe Generale Cross Asset Research - Equity Analyst

Could I maybe ask 2, please, Allison. On the Dutch business, you’ve mentioned the intake was a bit weak on subs, but also the EBITDA a little bit weak too. Is there anything -- you can give us guidance as you see, but is there anything you could tell us about maybe the speed of savings? Is that slowdown? Or is marketing have to increase in the quarter because trend seems a little bit more difficult of EBITDA. And then secondly, just on Dutch cable regulation and the potential for that, what’s your expectations there? And what sort of regulation would you need to see to make a material difference to your broadband business, do you think?

Allison Kirkby - Tele2 AB (publ) - President & Group CEO

Okay. Thank you, Nick. So yes, EBITDA was a bit weaker in the quarter. There were a bit of issues on -- of on-boarding on to our own network with some high-end iPhone phones, but that is now being resolved. But the big thing in the quarter that’s not been there previously, is we’ve now got a retention bonus that is flowing through the quarterly numbers. Obviously, what you would expect as we try to retain key talent during the regulatory approval process. So -- but, Jon and the team are -- have a stream of initiatives that they’re always working on to improve the underlying performance of the business. In terms of Dutch cable, obviously we are appreciative that the regulator has clearly acknowledged that the Dutch market is a duopoly, which is very much consistent with our view of the market and T-Mobile’s view of the market. However, we’re of the opinion that the draft regulation, we really feel it effectively address the nature of competition that has resulted from the duopoly. We’re in the process of pulling together our response to the shortcomings in the ongoing confrontation. So really, it’s -- we don’t believe it’s enough. And that’s why we believe that our deal with T-Mobile has the best chance of reigniting competition in the Dutch market.

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APRIL 23, 2018 / 8:00AM, TEL2 B.ST - Q1 2018 Tele2 AB Earnings Call

Operator

We’ll now take our next question from Irina Idrissova of RBC Capital Markets.

Irina Idrissova - RBC Capital Markets, LLC, Research Division - Assistant VP

So the couple of questions. So on the new leverage policy, could you just talk about the outlook of sustainability of the over 100% equity free cash flow payout? Clearly, you expect the EBITDA growth to support this, but is this a midterm goal, say, over the next 2, 3 years as you’re delivering synergies? Or are you thinking about it as an even longer-term expectation? And on a related note, how important is it for you to maintain the investment-grade rating and why I guess? And my second question is on Swedish B2B, so if you could just talk about the competitive dynamics in the SME market in the quarter that would be great?

Allison Kirkby - Tele2 AB (publ) - President & Group CEO

Okay, well obviously, it will be for the new board and a new CEO to talk about the long-term potential. But if you look at the potential for sustainability of 100% of equity fee cash flow payout in the next few years, it’s very clearly coming from the combination of 2 businesses that both have underlying and growing positive momentum in their EBITDA today. On top of that, you will have the synergy realization. On top of that you’ve got a couple of clear asset sales in the Tele2 footprint, and I think that alone will clearly justify the policy that we introduced this morning. How important is investment grade? The new company will have a significant amount of debt. It’s important that we are able to go to the market in good times and bad times and be able to access funding easily and at competitive rates and that’s the intention of this new policy. And we do believe at 2.5 to 3, we’ll be able to maintain the underlying investment grade that Tele2 has today, and we’ll be able to access the right amount of funding, not just from the Swedish market, but also from European markets as well. And then Sweden B2B, yes, trends are getting better. It’s still a very competitive market. Underlying voice and data still has price pressure within it. But we are really starting to see the benefits of the converged offer of combining Tele2 and TDC to take that to customers. And we’ve had very successful wins in recent quarters and haven’t had any major churn in recent quarter either and that gives us the confidence that once Rome Like at Home is behind us in the second half of the year, we’ll be returning to positive territory again.

Operator

Our next question comes from Peter Nielsen of ABG.

Peter-Kurt Nielsen - ABG Sundal Collier Holding ASA, Research Division - Lead Analyst

Just one question, please. Relates to Swedish EBITDA, which even adjusted for the equipment -- high equipment sales, it looks a bit weak on the margin side. Anything you can add on the underlying cost levels determining the B2B synergies have now been achieved that you’ve obviously talked about the roaming impact. But anything else you can tell us about the underlying OpEx developments and why the margin still looks a bit light in Sweden that will be appreciated.

Allison Kirkby - Tele2 AB (publ) - President & Group CEO

Yes. It was a particularly strong quarter for equipment sales, Peter. And in fact, we have one major account in the enterprise segment by quite a significantly upgraded basically all of their employees’ phones in the quarter. So that really skewed it. You’ve got a one-off, you’ve got the SEK 46 million one-off that we mentioned. You’ve got Room Like at Home, but if you look underlying, Sweden mobile EBITDA is above the 30% level. And of course, the Swedish team are continuing to look at driving out cost efficiency and synergies going forward. We also, in this quarter, had quite heavy marketing investment in the B2B segment as we launched the end-up campaign. And we haven’t had any real marketing investment in the B2B segment for quite some time. So those are some of the reasons for the quarter being slightly weaker than normal, Peter. But very much in line with what we expected. And very much on track for improved momentum in the second half once we have some of the headwinds behind us.

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APRIL 23, 2018 / 8:00AM, TEL2 B.ST - Q1 2018 Tele2 AB Earnings Call

Operator

Our next question comes from Sunil Patel of Bank of America Merrill Lynch.

Sunil Praful Patel - BofA Merrill Lynch, Research Division - VP

Just one question, please, on timeline for the Netherland’s deal. Has the deal actually been filed? And I believe it’s T-Mobile who does the filing, but has it actually happened yet? Or you’re still in the discussion phase? And what are the milestones from here where we get to hear around whether it’s a phase 1 review, phase 2 review and so on?

Allison Kirkby - Tele2 AB (publ) - President & Group CEO

Sunil, yes, as you said, this is very much T-Mobile on process that we are in active dialogue with them and the Commission. We’re in the prenotification phase, filing has not yet happened, but it will happen in this quarter. And obviously after filing, the Commission have a few weeks to get back to us with an indication as to whether it will move into phase 2 or not. So you should be hearing something over the summer, I would expect. But in terms of the dialogue, it’s all very much going according to plan.

Operator

We will now take our final question in the queue from Andrew Lee of Goldman Sachs.

Andrew J. Lee - Goldman Sachs Group Inc., Research Division - Equity Analyst

I just had 2. One on fixed line consolidation and then secondly on the spectrum auction. So on fixed line consolidation and municipalities that have a fiber network. Telia has talked about the potential to consolidate some of those assets. Is that possible in your view? And could Tele2 be involved -- get involved here in any way?

And then just secondly on the upcoming spectrum auction. Three already appears to be struggling with customer perception. If it doesn’t get an allocation of spectrum and when this auction comes about. I think it’s still expected to be in the third quarter, what you think happens then? Is this something where the regulator will have to step in and support it? Do you think this is a market that could actually undergo a cold consolidation to become a free player market? Just any thoughts you have around that would be really great.

Allison Kirkby - Tele2 AB (publ) - President & Group CEO

So first of all, fixed line consolidation, obviously neither Telenor or Telia talked about any M&A. There are a lot of smaller players there -- out there. They are small in nature, but I can’t really comment. We are very much focused on the Com Hem merger at the moment and not looking at anything else. And that gives us the real scale in the fixed-line market. In terms of the spectrum auction, again I can’t comment on the implications for one of my competitors. We are all of us in the market, however, in the dialogue with PTS at the moment to ensure that the spectrum auction is done in a way that continues to encourage investment and competition in the Swedish markets. So still an active dialogue with the regulator on that upcoming auction.

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APRIL 23, 2018 / 8:00AM, TEL2 B.ST - Q1 2018 Tele2 AB Earnings Call

Operator

There are no further questions in the queue.

Erik Strandin Pers - Tele2 AB (publ) - Head of IR

Thank you, everyone. That concludes the call. Thanks, everyone for listening in. And goodbye.

Operator

Thank you. That will conclude today’s Tele2 Q1 interim report 2018 conference call. Thank you for your participation, ladies and gentlemen. You may now disconnect.

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IMPORTANT INFORMATION

The information included in this transcript is provided for informational purposes only and is neither an offer to sell nor a solicitation of an offer to buy shares of Tele2 or Com Hem. Tele2 intends to file a registration statement on Form F-4 with the Securities and Exchange Commission (the “SEC”) in connection with the transaction. Tele2 and Com Hem expect to mail a merger document, which is part of the registration statement on Form F-4, to security holders of Com Hem in connection with the transaction. This information is not a substitute for the registration statement, merger document or any other offering materials or other documents that Tele2 and Com Hem plan to file with the SEC or send to security holders of Com Hem in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF COM HEM ARE URGED TO READ THE MERGER DOCUMENT CAREFULLY WHEN IT BECOMES AVAILABLE. THE MERGER DOCUMENT CONTAINS IMPORTANT INFORMATION ABOUT THE TRANSACTION INCLUDING CERTAIN RISKS RELATED TO THE TRANSACTION AND SHOULD BE READ BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TRANSACTION. When the merger document becomes available, investors and security holders will be able to obtain free copies of it through the website maintained by the SEC at www.sec.gov. Free copies of the merger document may also be obtained from Tele2, by directing such request to Mr. Erik Strandin Pers, Head of Investor Relations, e-mail: erik.pers@tele2.com, phone: +46 733 41 41 88, or from Com Hem, by directing a request to Ms. Petra von Rohr, Director of IR and Corporate Communications, e-mail: petra.vonrohr@comhem.com, phone: +46 734 39 06 54.

In addition to the registration statement and merger document, Tele2 and Com Hem file annual, quarterly and special reports and other information with the Swedish Financial Supervisory Authority. You may read and copy any reports, statements or other information filed by Tele2 or Com Hem at: http://www.tele2.com/investors/ and http://www.comhemgroup.se/en/investors/, respectively.

FORWARD LOOKING STATEMENTS

The information in this transcript may contain forward-looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside the control of each respective company or the combined company. Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward-looking statements. Although managements of each respective company believe that their expectations reflected in the forward-looking statements are reasonable based on information currently available to them, no assurance is given that such forward-looking statements will prove to have been correct. You should not place undue reliance on forward-looking statements. They speak only as at the date thereof and neither Tele2 nor Com Hem undertakes any obligation to update these forward-looking statements. Past performance of Tele2 and Com Hem does not guarantee or predict future performance of the combined company. Moreover, Tele2, Com Hem and their respective affiliates and their respective officers, employees and agents do not undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward-looking statements to reflect events that occur or circumstances that arise in relation to the content of the presentation. Additionally, there can be no certainty that the Merger will be completed in the manner and timeframe described in this transcript, or at all.

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